                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                    --------------

                                     SCHEDULE 13D

                                (Amendment No. __ )(1)

                                    MAGNA-LAB INC.
                                   (Name of Issuer)

                   CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                            (Title of Class of Securities)

                                     559235-10-6
                            ------------------------------
                                    (CUSIP Number)

                                     RICHARD ABBE
                            C/O HAMPSHIRE SECURITIES CORP.
                                   640 FIFTH AVENUE
                              NEW YORK, NEW YORK  10016
                              TELEPHONE:  (212) 641-3500

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                      Copies to:
                                KENNETH R. KOCH, ESQ.
                     SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
                                   551 FIFTH AVENUE
                              NEW YORK, NEW YORK  10176
                              TELEPHONE:  (212) 661-6500

                                   DECEMBER 4, 1997
                   ------------------------------------------------
               (Date of Event Which Requires Filing of This Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

    NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.


                                 (Page 1 of 10 Pages)

------------------
(1) The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securitie, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                    --------------------
CUSIP NO.  559235-10-6               13D                   PAGE 2 OF 10 PAGES
-----------------------                                    --------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Colman Abbe         Employer Tax Id:
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                     (b)  /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)
                                                                           / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        500,000  (See Item 5)
                   ------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY           0
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            500,000  (See Item 5)
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    500,000 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    --------------------
CUSIP NO.  559235-10-6               13D                   PAGE 3 OF 10 PAGES
-----------------------                                    --------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Richard Abbe        Employer Tax Id:
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)     / /
                                                      (b)     /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        500,000  (See Item 5)
                   ------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY           0
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            500,000  (See Item 5)
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    500,000 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    --------------------
CUSIP NO.  559235-10-6               13D                   PAGE 4 OF 10 PAGES
-----------------------                                    --------------------



1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Leo Abbe
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)     / /
                                                                     (b)     /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        500,000  (See Item 5)
                   ------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY           0
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            500,000  (See Item 5)
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    500,000 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    --------------------
CUSIP NO.  559235-10-6               13D                   PAGE 5 OF 10 PAGES
-----------------------                                    --------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Jeffrey  Berman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)     / /
                                                                     (b)     /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        500,000  (See Item 5)
                   ------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY           0
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            500,000  (See Item 5)
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    500,000 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 10 Pages

    This Statement on Schedule 13D is filed as a result of a closing on December 4, 1997 by the issuer, Magna-Lab Inc., a New York corporation (the "Company"), of a private placement (the "Private Placement") of a minimum of 9,600,000 and a maximum of 16,800,000 shares of the Company's Class A Common Stock, $.001 par value ("Shares") at $0.125 per Share, and pursuant to subscription agreements, the form of which is attached hereto as Exhibit 1 (the "Subscription Agreement"), with each of Colman Abbe, Richard Abbe, Leo Abbe and Jeffrey Berman (the "Reporting Persons"), among others, and is being filed because of the possibility that the Reporting Persons may be deemed members of a "group." The Reporting Persons disclaim any such "group" membership.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    This Statement relates to the Shares of the Company. The address of the Company's principal executive offices is P.O. Box 1313, Brentwood, New York 11717.

ITEM 2.  IDENTITY AND BACKGROUND.

    The following table sets for the information required by items (a), (b),
(c) and (f) of Item 2 of Schedule 13D for each of the Reporting Persons. None of the persons listed in the table has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding as a result of which such person was or is subject to a decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

------------------- ----------------------------------- ---------------------------------- -------------
                                                                  (c)
                                                         Principal Occupation;                (f)
                                (b)                         Name, Principal               Citizenship
    (a)                 Residence or Business           Business and Address of           or State of
   Name                       Address                           Employer                  Organization
------------------- ----------------------------------- ---------------------------------- -------------
Colman Abbe        c/o  Hampshire Securities Corp.      Consultant to Hampshire                USA
                        640 Fifth Avenue                Securities Corp. ("Hampshire"),
                        New York, NY 10016              a provider of investment and
                                                        financial services
------------------- ----------------------------------- ---------------------------------- -------------
Richard Abbe       c/o  Hampshire Securities            Managing Director of                   USA
                        Corp.                           Hampshire
                        640 Fifth Avenue
                        New York, NY 10016
------------------- ----------------------------------- ---------------------------------- -------------
Leo Abbe           c/o  Hampshire Securities            Managing Director of                   USA
                        Corp.                           Hampshire
                        640 Fifth Avenue
                        New York, NY 10016
------------------- ----------------------------------- ---------------------------------- -------------
Jeffrey Berman          c/o  Hampshire Securities       Sr. Managing Director of               USA
                        Corp.                           Hampshire
                        640 Fifth Avenue
------------------- ----------------------------------- ---------------------------------- -------------


                                                              Page 7 of 10 Pages

------------------- ----------------------------------- ---------------------------------- -------------
                        New York, NY 10016
------------------- ----------------------------------- ---------------------------------- -------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

    Each Reporting Person used personal funds in the amount of $62,500 to purchase Shares in the Private Placement.

ITEM 4.   PURPOSE OF TRANSACTION.

    The Reporting Persons acquired Shares for investment purposes only, and, depending on market conditions, may accumulate additional Shares, or dispose of Shares. The Reporting Persons, together with the other participants in the Private Placement, have the right to appoint three members of the Company's Board of Directors pursuant to the Subscription Agreement. The identity of such appointees has not yet been determined.

    None of the Reporting Persons have any present plans which relate to or which would result in the acquisition of any additional securities of the Company, nor do any of them have any present plans or proposals which would relate to or result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except as disclosed above); any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) As of December 4, 1997, each Reporting Person owned 500,000 Shares, which represents approximately 3.7%, and, if such Reporting Persons were deemed to be a "group" within the meaning of Section 13(d)(1) of Securities and Exchange Act of 1934, as amended (the "Act"), such group would beneficially own approximately 14.9% of the outstanding Shares of the Company. The filing of this Statement shall not be construed as an admission by any Reporting Person that such Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

    (b) None of the Reporting Persons identified in Item 2(a) share voting power or dispositive power of any Shares.

                                                              Page 8 of 10 Pages

    (c) None of the Reporting Persons has effected any transactions in Shares during the past sixty days, other than by participation in the Private Placement pursuant to the Subscription Agreement as described above.

    (d)  Not applicable.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    There are no contracts, arrangements, understandings or relationships
(legal or otherwise) among the Reporting Persons or between the Reporting Persons, or any of them, and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for the Subscription Agreement, and except that Richard Abbe and Leo Abbe are the sons of Colman Abbe and Jeffrey Berman is the son-in-law of Colman Abbe and the brother-in-law of Richard Abbe and Leo Abbe.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

 99.1    Subscription Agreement

 99.2 Joint Filing Agreement, dated December 12, 1997, by and among the Reporting Persons.

                                                             Page 9 of 10 Pages

                                      SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 12, 1997


                                  /s/ Colman Abbe
                                  -----------------------------
                                       Colman Abbe




                                  /s/ Richard Abbe
                                  -----------------------------
                                       Richard Abbe




                                  /s/ Leo Abbe
                                  -----------------------------
                                       Leo Abbe




                                  /s/ Jeffrey Berman
                                  -----------------------------
                                       Jeffrey Berman

                                                            Page 10 of 10 Pages

                                    EXHIBIT INDEX


EXHIBIT  DESCRIPTION
-------  ---------------------------------------------------------------------

99.1     Form of Subscription Agreement

99.2 Joint Filing Agreement, December 12, 1997, by and among the Reporting Persons.